UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

ePlus Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
294268107
(CUSIP Number)
Hovde Capital Advisors LLC Suite 350 122 W. Washington Avenue Madison, WI 53703 Attn: Jared Cleavers (202) 822-8117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294268107

1	Names of Reporting Persons: Eric D. Hovde
2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): PF /AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or place of organization: Citizenship - United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power: 254,626 Shares
8 Shared voting power: 371,040 Shares
9 Sole dispositive power: 254,626 Shares
10 Shared dispositive power: 371,040 Shares

11	Aggregate amount beneficially owned by each reporting person: 625,666 Shares FN1
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [ ]
13	Percent of class represented by amount in row (11): 7.66% FN1
14	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 294268107

1	Names of reporting persons: Hovde Capital Advisors LLC
2	Check the appropriate box if a member of a group (see instructions):
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or place of organization: Place of Organization – State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole voting power: 0 Shares
8 Shared voting power: 288,775 Shares
9 Sole dispositive power: 0 Shares
10 Shared dispositive power: 288,775 Shares

11	Aggregate amount beneficially owned by each reporting person: 288,775 Shares FN1
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [ ]
13	Percent of class represented by amount in row (11): 3.53% FN1
14	Type of reporting person (see instructions): IA (Investment Adviser)

FN 1.           This Amendment No. 13 (“Amendment No. 13”) to this Schedule 13D (the “Schedule 13D”) is being filed by the Reporting Persons (as defined below) with respect to 625,666 shares (the “Reported Shares”) of common stock, par value $0.01 (the “Shares”), of ePlus inc (the “Issuer”), which constitutes approximately 7.66% of the issued and outstanding Shares.  For purposes hereof, the term “Reporting Persons” means Eric D. Hovde, a citizen of the United States (“EDH”), and Hovde Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”).  As described below, a portion of the Shares are owned directly by: (i) Financial Institution Partners III, L.P., a Delaware limited partnership (“FIP III”), a private investment vehicle; (ii) Hovde Capital I, LLC, a Delaware limited liability company (“HC1”); and (iii) the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (“The Foundation”). Hovde Capital, Ltd., a Nevada limited liability company (“HCLTD”) is the general partner of FIP III. HCLTD has delegated voting and dispositive power over the Shares held by FIP III to the Investment Manager. EDH is a managing member of the Investment Manager and of HCLTD. EDH is a trustees of the Foundation.

The direct beneficial owners of the Reported Shares are as follows:

EDH: 254,626 Shares;
FIP III: 288,775 Shares;
HC1: 52,000 Shares; and
The Foundation: 30,265 Shares.

Each of the Reporting Persons disclaims beneficial ownership of the Shares, except to the extent of his or its pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such Shares for any purpose.

Steven D. Hovde (“SDH”) and Financial Institution Partners Master Fund, L.P. (“FIP Master Fund”), each of which had been included as a reporting person on Amendment No. 12 to this Schedule 13D, are no longer listed as reporting persons.  To the knowledge of the Reporting Persons, SDH does not beneficially own over 5% of the outstanding Shares of the Issuer (as previously reported), and FIP Master Fund has distributed all of the Shares of the Issuer held in its account to its limited partners, including FIP I (as defined below).

Introduction

This Amendment No. 13 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission on March 16, 1999, as amended by Amendment No. 1 on May 7, 1999, Amendment No. 2 on May 5, 2000, Amendment No. 3 on January 22, 2003, Amendment No. 4 on July 2, 2003, Amendment No. 5 on December 2, 2003,  Amendment No. 6 on December 11, 2003, Amendment No. 7 on May 6, 2005, Amendment No. 8 on June 30, 2005, Amendment No. 9 on August 14, 2006, Amendment No. 10 on August 16, 2006, Amendment No. 11 on November 21, 2006, and Amendment No. 12 on August 11, 2010, relating to the Shares. The Schedule 13D is being amended and supplemented to, among other things, reflect changes in the number of Shares beneficially owned by the Reporting Persons. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 13 in connection with the acquisition by the Reporting Persons of additional securities of the Issuer. This Amendment is being filed to amend Items 5(a)-(c) as follows:

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Persons may be deemed to beneficially own 625,666 Shares, which represents 7.66% of the issued and outstanding Shares, assuming there are 8,171,006 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2013.  Due to the positions described above, the Reporting Persons may be deemed to beneficially own, and may share or have sole power to vote, direct the vote, dispose of, or direct the disposition of, certain of the Reported Shares as follows:

Reporting Person	Shares Beneficially Owned	Percent of Outstanding	Sole Power	Shared Power
EDH	625,666 Shares	7.66	254,626	371,040 Shares
Investment Manager	288,775 Shares	3.53	-	288,775 Shares

(b)	See Item 5(a) above.
(c)	Within the last sixty days, the Reporting Persons consummated the following transactions:

(i)
On September 25, 2013, EDH acquired 1,199 Shares.  EDH, a director of the Issuer was issued 1,199 restricted shares of common stock of the Issuer pursuant to EDH’s election to receive the restricted shares in lieu of cash compensation as permitted under the Issuer’s 2008 Non-Employee Director Long Term Incentive Plan (the “2008 Plan”).

(ii)
On October 1, 2013, EDH acquired 362 Shares.  EDH, a director of the Issuer was issued 632 restricted shares of common stock of the Issuer pursuant to EDH’s election to receive the restricted shares in lieu of cash compensation as permitted under the 2008 Plan.

(iii)	On November 12, 2013, the Hovde Capital Advisors LLC 401(k) Profit Sharing Plan and Trust, of which EDH is a trustee, sold 564 Shares at a price of $49.75 per share in an open market transaction.
(iv)
On November 12, 2013, Financial Institution Partners I, L.P. (“FIP I”), a private investment vehicle for which the Investment Manager serves as investment manager and for which EDH serves as a managing member of the general partner, made a pro rata distribution of 626,097 Shares to limited partners, including EDH, who received 22,186 Shares and HC1, which received 52,000 Shares.  Also on that date,  Hovde Private Equity Advisors 401(k Profit Sharing Plan and Trust, of which EDH is a trustee, made a distribution of 15 Shares to complete a pro rata distribution to beneficiaries.

*  The Joint Filing Agreement, executed by and among the Reporting Persons and filed as an exhibit to Amendment No. 12 to the Schedule 13D, is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2013		ERIC D. HOVDE
/s/ Eric D. Hovde
HOVDE CAPITAL ADVISORS LLC
	By:	/s/ Eric D. Hovde
	Name: Title:	Eric D. Hovde Managing Membe